Exhibit 20
                                                  ----------


  FOR IMMEDIATE RELEASE                Contact: Pamela Sherry
                                                (910)584-5171
                                                Ext. 6768




            LABORATORY CORPORATION OF AMERICA REPORTS
                      FIRST QUARTER RESULTS

  Two Strategic Agreements Strengthen The Company's Future
                        Growth Prospects

Burlington, NC, April 25, 1996 - Laboratory Corporation of America Holdings (NYSE: LH) (LabCorp) today announced results for the quarter ended March 31, 1996. Results for the period reflect the April 28, 1995, merger of LabCorp's predecessor companies -- National Health Laboratories Holdings Inc. (NHL) and Roche Biomedical Laboratories, Inc. (RBL) -- and, therefore, are not directly comparable to prior first quarter periods. For the quarter, net sales were $403.9 million, operating income was $27.8 million, net income was $5.9 million, and earnings per share were $0.05.

     "We are not happy with the results of this quarter, which were impacted by the widespread severe weather in January and February that depressed volume in several of our larger regional laboratories," said Dr. James B. Powell, President and Chief Executive Officer. "We estimate the winter storms lowered our operating income by $10 million.

     "A combination of several other factors also impacted our results in the quarter," said Dr. Powell. "First, continued changes in payor mix put pressure on our margins because of the negative impact on pricing. Second, the price increase implemented in the quarter was substantially smaller than the price increase in the first quarter of 1995. Further routine price increases will be implemented throughout the year with the largest benefit expected to occur in the second half of 1996.

     "Last, while we remain enthusiastic about the progress and magnitude of our synergy program, larger than budgeted temporary personnel and overtime expense related to that program offset a portion of the synergy savings. These costs should return to more normal levels later in the year." During the quarter the Company completed the closure of its reference laboratory in Nashville. LabCorp expects to experience more net benefit from its ongoing synergy program during the second half of the year.

     "We continue to make progress in establishing strategic hospital affiliations and in creating new alliances," concluded
Dr. Powell.

     In the first quarter, the Company finalized an agreement with Columbia/HCA Healthcare Corporation, adding LabCorp as a preferred provider of reference laboratory testing services to Columbia's hospitals and surgery centers nationwide. Earlier this month, LabCorp also entered into an exclusive five-year agreement with PCS Systems, Inc., a wholly owned subsidiary of Eli Lilly, permitting PCS to market LabCorp's laboratory services in conjunction with PCS' pharmacy benefit program. As a result, PCS will have the capability to combine laboratory and pharmacy data to enhance the measurement of the outcomes of various disease prevention and management programs. LabCorp expects to begin seeing the financial benefit from the PCS agreement in 1997.

     LabCorp made further progress with its small laboratory acquisition program in the quarter. "There are still many opportunities to acquire small laboratories which generate favorable incremental operating margins," Dr. Powell said. In 1996 to date, two acquisitions representing approximately $10 million in annualized revenues have been completed, for purchase prices approximating one times annual revenues.

     From January 1, 1996, through March 31, 1996, LabCorp added
41 new managed care contracts representing approximately 1.2 million new lives.

     The Company noted that each of the above forwardlooking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1995.

     Laboratory Corporation of America Holdings (LabCorp) is a national clinical laboratory organization with estimated annualized revenues of $1.7 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.
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   LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                 Summarized Financial Information
           (Dollars in Millions, except per share data)



                                   Three Months Ended
                                        March 31,
                                 --------------------
                                   1996         1995
                                 -------      -------
Net sales                        $ 403.9      $ 243.8
                                  ======       ======

Operating income                 $  27.8      $  36.7
                                  ======       ======

Earnings before income taxes     $  11.8      $  23.4

Provision for income taxes          (5.9)       (10.6)
                                  ------       ------

Net earnings                     $   5.9      $  12.8
                                  ======       ======

Net earnings per common share    $  0.05      $  0.15
                                  ======       ======

Earnings per common share are based on the weighted average number of shares outstanding during the three-month periods ended March 31, 1996 and 1995 of 122,908,722 and 84,766,768 shares, respectively. The increase in the weighted average number of shares in 1996 is the result of shares issued in connection with the merger of National Health Laboratories Holdings Inc. and Roche Biomedical Laboratories, Inc. on April 28, 1995.
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